EX-99.1
Construction of POSCO Global R&D Center
1. The amount of investment (KRW): 279,700,000,000 (1.30% of total equity)
2. The purpose of investment: To research and develop the high technology for steel products and to foster core manpower with high-tech skills.
3. Construction Period: December 2007 ~ June 2010
Investment in General Moly’s Mt. Hope Project
     On December 18, POSCO and General Moly Inc. have entered into a letter of intent to secure the raw materials, molybdenum. Through POSCAN(its Canadian subsidiary) and Samjung P&A(its Korean domestic subsidiary), POSCO will have the right to acquire a 20% interest in General Moly’s Mount Hope molybdenum project(the “Mount Hope Project”).
     Pursuant to the letter of intent, it is anticipated that POSCO will make equity contribution to its totaling $170 million to the end of January 2008.